Michael A. Treska
Direct Dial: (714) 755-8197
michael.treska@lw.com

LATHAM & WATKINS LLP

February 4, 2005

Via EDGAR

Charito A. Mittelman, Esq.
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

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File No. 023717-0057

Re:	Arden Realty Limited Partnership
Registration Statement on Form S-3
File No. 333-122055; Filed January 14, 2005
Comment Letter Dated January 27, 2005

Dear Ms. Mittelman:

     On behalf of Arden Realty, Inc. and Arden Realty Limited Partnership (together, the “Registrant”), we submit this letter in response to the comment letter from the Staff of the Securities and Exchange Commission (the “Commission”) dated January 27, 2005. For your convenience, each of the Staff’s comments has been reprinted in italics below.

Fee Table

1.	It is unclear whether you are offsetting the fee for the registration of the common and preferred stock from the amount paid in the prior registration statement File No. 333-44141. Please revise or advise.

     Response to Comment 1: Per our discussion by telephone, the Registrant did not take a credit for the amount paid in connection with the common and preferred stock registered on registration statement File No. 333-44141. According to Rule 457(p), the Registrant understands that fees may not be offset by amounts paid in a prior registration statement if the prior registration statement was filed more than five years prior.

Exhibits

2.	We note the form tax opinion filed as exhibit 8.1. You must file an executed tax opinion that includes an opinion on the material tax consequences as of the date of effectiveness.

Charito A. Mittelman, Esq.
February 4, 2005

LATHAN & WATKINS LLP

     Response to Comment 2: An executed tax opinion with respect to the material tax consequences has been filed as Exhibit 8.1 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-3 filed herewith.

3.	You may not incorporate by reference a Form T-1 from a prior filing. Rather, you must file a Form T-1 that contains the most current information. See Form T-1, Instruction 7 of Item 16 and Manual of Publicly Filed Telephone Interpretation (July 1997), Section T.34.

     Response to Comment 3: A Form T-1 with current information has been filed as Exhibit 25.1 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-3 filed herewith.

4.	Tell us how you determined that the Indenture incorporated by reference as exhibit 4.1 is proper to cover the issuance of debt securities being offered under the new registration statement and that a supplemental indenture defining the characteristics of the new series of debt should not be filed.

     Response to Comment 4: The Indenture, dated as of March 14, 2000, which is incorporated by reference as Exhibit 4.1, is an “open” indenture allowing for the sale of an unlimited amount of securities. All of the provisions of this Indenture, including all of the covenants, will be applicable to any debt securities issued pursuant to the Registration Statement. The Registrant believes that re-filing the Indenture may cause confusion for investors trying to determine differences between the two indentures when none actually exist. The Registrant believes that since any new debt securities will be subject to the same terms and conditions as prior issuances by the Registrant (other than maturity, interest rate, etc.), that all such issuances should be under the same indenture.

     Should you have any questions, please contact me by telephone at (714) 755-8197, by email at michael.treska@lw.com, or by fax at (714) 755-8290.

Very truly yours, /s/ MICHAEL A. TRESKA Michael A. Treska of LATHAM & WATKINS LLP

cc:	Elaine Wolff, U.S. Securities and Exchange Commission
Mr. Victor J. Coleman, President, Chief Operating Officer and Director,
Arden Realty Limited Partnership